Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

January 10, 2012

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Amendment No. 4 to Form 8-K

Filed December 12, 2011

Amendment No. 5 to Form 8-K

Filed December 13, 2011

Response Letter dated December 12, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), enclosed please find our responses to your comment letter dated December 22, 2011.

Form 8-K/A, filed October 27, 2011

Exhibits

1.

We note your response to comment 1 that you have filed “Exhibits 3.2 and 3.2.1 … in electronic format ….” It appears that exhibits 3.2 and 3.2.1 are still filed in an image format, which is not permitted for official filings. Please refile each exhibit properly with your next amendment in either ASCII-text or HTML format or advise us why your current format is correct. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: The Comment is noted.  Exhibits 3.2 and 3.2.1 are refiled with Amendment No. 6 to the Company’s report on Form 8-K/A.

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements Adjustments, page 2

2.

 We have read your responses to comments four and eight of our letter dated November 28, 2011 and they do not satisfactorily address our questions. We specifically note the following in your responses:

“…the consideration of $218,676 for 2,291,100 shares issued to shareholder of HLL was used to pay off HLL’s shareholder loan due to Gu Yao at the acquisition date and the Company then became the successor of Gu Yao to own the shareholder loan.”

Please explain to us in clear English what “to own the shareholder loan” means, as this phrase relates to the Gu Yao loan, and also explain how the loan can be owned if it has been repaid.

We also note the following statement in your response: “In this connection, the outstanding shareholder loan in the amount of $184,226 as of March 31, 2011 was an intercompany loan due to the Company and therefore should be eliminated in Studio II’s consolidated financial statements as of March 31, 2011. The consideration in the purchase price allocation has net off the repayment of $184,226 shareholder loan and included $184,226 shareholder loan payable to Gu Yao in the allocated net tangible liabilities…”

Please explain to us in clear English why a loan that has been repaid would be classified as an intercompany loan. Please also clarify the meaning of “net off” as you have used it in the response.

Response:

“To own the shareholder loan” means the shareholder loan payable to Guo Yao by HLL became shareholder loan payable to Studio II after Studio II paid off the shareholder loan to Guo Yao on behalf of HLL.  Studio II and HLL are two different legal entities located in different countries.  The transaction could be viewed as follows: Studio II lent the money to HLL and HLL paid off the shareholder loan to Guo Yao.  HLL is still liable to pay the loan to Studio II, but in the consolidation process, the intercompany loan shall be eliminated.

The “net off” means total consideration of 2,291,100 shares ($218,676) issued to Guo Yao has been reduced by $184,266 to reflect such payoff of shareholder loan to Guo Yao and the remaining balance ($34,450) is for the acquisition of HLL.

Pursuant to the Supplementary Agreement to the Share Exchange Agreement between Studio II and Guo Yao, previously filed as Exhibit 10.11 to the Company’s amended report on Form 8-K/A Amendment No. 5, the 2,291,100 shares of Studio II Common Stock were issued (i) to acquire all of the issued and outstanding shares of HLL owned by Gu Yao, and (ii) to pay off the outstanding shareholder loan owed to

Gu Yao by HLL.

The 2,291,100 shares were valued at $218,676, of which $34,450 was allocated to the acquisition of issued and outstanding shares of HLL, and the balance of $184,226 was allocated to liquidate HLL’s shareholder loan payable to Guo Yao.  Accordingly, after completion of the transaction described above, the outstanding shareholder loan in the amount of $184,226 was owed by HLL to its sole shareholder, Studio II.  Please see below for the Journal Entry:

On Studio II Book	Dr.	Cr.
Investment in HLL	$ 34,450
Due from HLL	$ 184,226
Equity		$ 218,676

On HLL book
Due to Gu Yao	$ 184,226
Due to Studio II		$ 184,226

Elimination JE for intercompany loan in consolidation
Due to Studio II	$ 184,226
Due from HLL		$ 184,226

In order to clarify the disclosures relating to this matter, Item 2.01 (Management- Conflicts of Interest) of the 8-K/A Amendment No. 6, has been revised as follows:

On February 10, 2011, the Company issued 2,291,100 shares of common stock to Gu Yao as consideration valued at $218,676 (i) to acquire all of the issued and outstanding shares of HLL owned by Gu Yao, and (ii) to pay off the outstanding shareholder loan owed to Gu Yao by HLL.  Accordingly, after completion of the transaction described above, the outstanding shareholder loan in the amount of $184,226 was owed by HLL to its sole shareholder, Studio II.

The disclosures in Item 3.02 Unregistered Sales of Equity Securities, were also revised to clarify that the 2,291,100 shares were issued by the Company in exchange for all of the issued and outstanding shares of HLL and to pay of the outstanding shareholder loan owed by HLL.

Amendment No. 5 to Form 8-K filed December 13, 2011

Exhibit 99.1

Hippo Lace Limited Financial Statements

Note 3. Business Acquisition, page 14

3.

We have read your response to comment two of our letter dated November 28, 2011 and it does not satisfactorily address our concerns. We specifically note the following:

“Thereafter, Hippo Lace Limited (“HLL”) became the successor of Sizegenic to own the shareholder loan. In this connection, the consideration in the purchase price allocation has net off the repayment of $86,198 shareholder loan and included the shareholder loan of $86,198 payable to Sizegenic in the allocated net tangible assets…..”

Please explain to us in clear English what “to own the shareholder loan” and “net off” means as these terms are used in your response.

We further note the following:

The shareholder loan owned by HLL became an intercompany loan payable to HLL, which is eliminated in the consolidation of HLL Financial Statements of Exhibit 99.1.

Please explain to us in clear English how a loan can be “owned” and classified as an intercompany loan payable if it has been repaid.

Response:

“To own the shareholder loan” means the shareholder loan payable to Sizegenic by Legend Sun became shareholder loan payable to HLL after HLL paid off the shareholder loan to Sizegenic on behalf of Legend Sun.  HLL and legend Sun are two different legal entities located in different countries.  The transaction could be viewed as follows: HLL lent the money to Legend Sun and Legend Sun paid off the shareholder loan to Sizegenic.  Legend Sun is still liable to pay the loan to HLL, but in the consolidation process, the intercompany loan shall be eliminated.

The “net off” means total consideration of $182,982 paid to Sizegenic has been reduced by $86,198 to reflect such payoff of shareholder loan to Sizegenic and the remaining balance ($96,784) is for the acquisition of Legend Sun.

Pursuant to the Supplementary Agreement to the Sale and Purchase Agreement between HLL and Sizegenic, previously filed as Exhibit 10.10 to the Company’s amended report on Form 8-K/A Amendment No. 4, the total consideration was paid (i) to acquire all of the issued and outstanding shares of Legend Sun owned by Sizegenic, and (ii) to pay off the outstanding shareholder loan owed to Sizegenic by Legend Sun.

The total cash consideration amounting to $182,982, of which $96,784 was allocated to the acquisition of issued and outstanding shares of Legend Sun, and the balance of $86,198 was allocated to liquidate Legend Sun’s shareholder loan payable to Sizegenic.  Accordingly, after completion of the transaction described above, the outstanding shareholder loan in the amount of $86,198 was owed by Legend Sun to its sole shareholder, HLL.  Please see below for the Journal Entry:

On HLL Book	Dr.	Cr.
Investment in Legend Sun	96,784
Due from Legend Sun	86,198
Cash		182,982

On Legend Sun book
Due to Sizegenic	86,198
Due to HLL		86,198

Elimination JE for intercompany loan in consolidation
Due to HLL	86,198
Due from Legend Sun		86,198

In order to clarify the disclosures relating to this matter, Item 2.01 (Management Discussion and Analysis- Background) of the 8-K/A Amendment No. 6, has been revised as follows:

Pursuant to the Supplementary Agreement to the Sale and Purchase Agreement, the consideration of $182,982 was paid (i) to acquire all of the issued and outstanding shares of Legend Sun owned by Sizegenic, and (ii) to pay off the outstanding shareholder loan owed to Sizegenic by Legend Sun.  included repayment of the balance of the stockholder’s loan from Sizegenic to Legend Sun, and aAccordingly, after completion of the transaction described above, the outstanding shareholder loan in the amount of $86,198 was owed by Legend Sun to its sole shareholder, HLL.HLL became the successor of Sizegenic as the owner of the stockholder’s loan to Legend Sun.

Form 10-K for the Fiscal Year Ended March 31, 2011

Studio II Brands, Inc. and Subsidiaries

Notes to Financial Statements, page 6

Discontinued Operations

4.

We note your response to comment 44 of our letter dated September 15, 2011 and to comment six of our letter dated November 28, 2011, and we believe that the May 31, 2011 termination of the subfranchise arrangement with the Beijing restaurant represents the disposal of a component of the Company and should be presented as discontinued operations under ASC 205-20. Please revise accordingly.

Response:  The comment is noted.  The Company will amend its filings to present the termination of the subfranchise agreement with Beijing as discontinued operations under ASC 205-20.  The reports to be amended will include the Company’s reports on Form 10-Q for the periods ended June 30, 2011 and September 30, 2011, and its report on Form 10-K for the fiscal year ended March 31, 2011 (for the purpose of amending the subsequent event note).  In order to avoid the possibility of being required to file multiple amendments, the company intends to defer filing of the amended Form 10-Q and Form 10-K reports until such time as the SEC has indicated that it has no further comments regarding the company’s report on Form 8-K.

Note 3. Business Acquisition, page 13

5.

We note your response to comment seven of our letter dated November 28, 2011. Please tell us how you considered ASC 805-30-30-7 when determining the value of the 2,291,100 shares of Studio II Brands that were issued as consideration to acquire all of the outstanding and issued shares of HLL on February 10, 2011. If you believe other literature supports the valuation of these shares, please provide that literature reference and explain how you analyzed the other literature with respect to your share transaction.

Response: Since Studio II’s shares are not publicly traded, when considering ASC 805-30-30-7,  the fair value of the 2,291,100 shares of Studio II Brands that were issued as consideration to acquire all of the outstanding and issued shares of HLL and purchase the balance of HLL stockholder’s loan from Gu on February 10, 2011 was measured at $218,676 which represents the sum of (i) the outstanding balance of the shareholder loan as of February 9, 2011 ($184,226), (ii) the net asset value of HLL as of February 9, 2011 ($11,527), and (iii) a premium of approximately 10% for the potential business development of the subfranchise business.  The consideration transferred was mutually agreed by the Company and Gu Yao, the former owner of HLL.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.